Exhibit 99.1

Energy Fuels and Uranerz to Host Conference Call and Webcast to Discuss
Creation of the Largest Integrated Uranium Producer Focused on the U.S.

January 7, 2015

Lakewood, Colorado and Casper, Wyoming – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels”) and Uranerz Energy Corporation (NYSE MKT: URZ, TSX: URZ) (“Uranerz”) will host a joint conference call and webcast on Thursday, January 8, 2015 at 11:00am ET to discuss the definitive agreement between Energy Fuels and Uranerz as announced on January 5, 2015. The call will be hosted by Stephen Antony, President & CEO of Energy Fuels and Dennis Higgs, Executive Chairman of Uranerz.

Conference Call Details

Energy Fuels and Uranerz will host a conference call to discuss the definitive agreement on Thursday, January 8, 2015 at 11:00 am EST / 9:00 am MST / 8:00 am PST. You may access the call by dialing the conference call operator at 416-340-2216 or toll free at 1-800-355-4959, prior to the scheduled start time or, you may view the webcast by clicking: https://confviewer-visualisateur.confsolutions.ca/console/console-login?active=yes. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 1-800-408-3053 (passcode: 1006792).

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction, the benefits and synergies of the Transaction, future opportunities for the Company, the Company’s ability to increase production through the development of its projects and the completion of future acquisitions and any other statements regarding Energy Fuels’ and Uranerz’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Uranerz’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder and regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; future uranium prices; the ability to raise capital to fund project development; the ability to complete future acquisitions and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Uranerz assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Uranerz relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

About Energy Fuels Inc.

Energy Fuels Inc. is currently America's largest conventional uranium producer, which is expected to supply approximately 20% of the uranium produced in the U.S. in 2014. Energy Fuels operates the White Mesa mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has an annual licensed capacity of over 8 million pounds of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. Energy Fuels’ common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

About Uranerz Energy Corporation

Uranerz Energy Corporation is a US-domiciled uranium company. Uranerz’ Nichols Ranch unit is its first ISR uranium mine. ISR, or in-situ recovery, is a mining process that uses a leaching solution to extract uranium from sandstone uranium deposits; it is the generally accepted extraction technology used in the Powder River Basin area of Wyoming. Uranerz controls a large strategic land position in the central Powder River Basin. Uranerz’ management team has specialized expertise in the ISR uranium mining method and a record of licensing, constructing and operating ISR uranium projects. Uranerz has entered into long-term uranium sales contracts for a portion of its planned production with Exelon and one other of the largest nuclear utilities in the country. Uranerz common shares are listed the NYSE MKT under the trading symbol “URZ” and on the Toronto Stock Exchange under the trading symbol “URZ”.

Additional information about Energy Fuels and Uranerz are available by visiting the companies’ respective websites www.energyfuels.com and www.uranerz.com. Alternatively please see the companies’ profiles on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Uranerz Energy Corporation
Derek Iwanaka
Investor Relations
(604) 678-4454 or Toll free: 1-800-689-1659
investor@uranerz.com
www.uranerz.com